Press release
For immediate release
March 19 2008

Coulon JV Project: Lens 08 Confirmed at Depth With High Grade Values of Up To 12.04% Zn, 0.86% Cu, 86.83 G/T Ag Over 5.7m and 10.3% Zn, 0.55% Cu, 39.32 G/T Ag Over 6.80 m
Emergence of a New Lens at Depth

Virginia Mines Inc. ("Virginia") is pleased to report the first results of its drilling program that started in February 2008 on the Coulon JV property (50% Virginia - 50 % Breakwater Resources Ltd), located 15km north of the Fontanges airport, Quebec Middle-North. The exploration program also includes a large ground InfiniTEM survey as well as borehole InfiniTEM surveys.

Complete assay results have been received for the first seven holes of the 2008 drill program. Principally, these holes tested lenses 08, 9-25 and 44 and some geophysical targets.

LENS 08 CONFIRMED AT DEPTH WITH HIGH GRADE INTERSECTIONS OF UP TO 12.04% Zn, 0,86% Cu AND 86.83 g/t Ag OVER 5.7m AND 10.3% Zn, 0.55% Cu AND 39.32 g/t Ag OVER 6.8m

During the recent period, three previous holes (CN-06-38, CN-07-57 and CN-07-71B) were extended and a new hole (CN-07-120) was completed to test the extension of lens 08 at a vertical depth of 500 to 700m. Results are very encouraging as these holes have intercepted several high grade, mineralized intersections that confirm the continuity at depth of lens 08 (longitudinal 44/08). On section 19+75 N, hole CN-07-57 intersected two massive sulphide zones that yielded 10.3% Zn, 0.55% Cu and 39.32 g/t Ag over 6.8m and 4.89% Zn, 0.43% Cu and 42.04 g/t Ag over 2.15m, at vertical depths of 550m and 600m respectively. On the same section, hole CN-07-71B crosscut, at a vertical depth of 675m, an intersection grading 12.04% Zn, 0.86% Cu and 86.83 g/t Ag over 5.7m. This hole also intercepted many other thinner mineralized zones, the best one returning 5.19% Zn, 1.26% Cu and 25.11 g/t Ag over 2.45m to a vertical depth of 700m. On the section situated 75m further south (19+00N), hole CN-06-38 intersected a large alteration zone comprising three massive sulphide intersections that yielded 3.92% Zn, 1.54% Cu and 63.21 g/t Ag over 7.1m, 4.63% Zn, 0.67% Cu and 13.3 g/t Ag over 8.5m as well as 5.19% Zn, 1.3% Cu and 34.67 g/t Ag over 5.85m. These intersections are at vertical depths of 500 to 550m. Finally, on section 20+25N, hole CN-07-120 intersected, to a vertical depth of 625m, a sulphide zone grading 6.6% Zn, 1.14% Cu and 63.05 g/t Ag over 3.55m.

Lens 08 has a north-south orientation and is dipping sub-vertically to steeply to the east. Results obtained in recent drilling confirm the continuity of the mineralization and indicate that lens 08 becomes richer in zinc at a depth of over 500m where it remains entirely open. Lens 08 will be the object of additional drilling in the winter of 2008.

EMERGENCE OF A NEW LENS AT DEPTH

Recent drilling suggests the emergence of a new mineralized lens at depth. This new lens is located nearly 150m to the west of lens 08 and at a vertical depth of 750 to 800m. It was discovered by hole CN-07-71B that intersected two closely spaced massive sulphide zones that yielded 3% Zn, 1.26% Cu and 18.86 g/t Ag over 9.6m and 3.21% Zn, 0.79% Cu and 14.,09 g/t Ag over 9.9m respectively (cross section 19+75N). In a direct extension of these intersections 75m further north, hole CN-07-120 intercepted three alteration and disseminated sulphide zones that returned subeconomic values. Besides these two holes, this new fertile contact remains practically unexplored at that depth and the lens remains entirely open to exploration. Its exact relation with lens 08 is not well defined yet, but for now this mineralized zone is considered to be a new distinct lens (lens 08W), which will be the object of additional drilling in the following months.

LENS 9-25 RETURNS 4.43% Cu, 1.99% Zn AND 72.64 g/t Ag OVER 10.15m

Only one new hole tested lens 9-25 (longitudinal 9-25). Hole CN-07-120 intercepted a massive sulphide zone that yielded 4.43% Cu, 1.99% Zn and 72.64 g/t Ag over 10.15 m including an interval grading 13.88% Cu, 5,18% Zn and 197.24 g/t Ag over 2.1m. Because of deviation problems experienced in hole CN-07-120, this intersection is located much nearer to hole CN-07-123 than expected but nevertheless confirms the presence of high grades in this portion of lens 9-25 (Hole CN-07-123 had intersected 7.68% Cu, 4.05% Zn and 118 g/t Ag over 3.6m). Lens 9-25 has a north-south general orientation and is dipping (85 degrees) to the west. It is now confirmed over more than 200m laterally and nearly 400m vertically and it remains open at depth. Lens 9-25 will be the object of additional drilling in the winter of 2008.

OTHER HOLES

Three other holes were drilled in the recent period. Hole CN-08-128 tested the south extension of lens 44 near the surface and it intercepted an alteration zone without mineralization at a vertical depth of less than 150m (longitudinal 44/08). Holes CN-08-129 and CN-08-130 tested InfiniTEM anomalies south of lens 43 and in the area of the Tension showing. Hole CN-08-129 intercepted a barren sulphide stringer zone that explains the conductor. Hole CN-08-130 didn't intercept any significant mineralization and will be the object of a borehole InfiniTEM survey.

SURFACE INFINITEM SURVEY

A vast surface InfiniTEM survey of over 300 linear kilometres was undertaken in January 2008 on the Coulon JV project. This survey covers conductors exposed by the heliborne VTEM survey carried out in the fall of 2007 on the immediate extensions of the fertile Coulon volcanic belt. The most promising InfiniTEM anomalies will be drill tested afterwards.

Virginia is encouraged by the first results obtained on the Coulon JV project in 2008. The continuity of lens 08 is confirmed to a depth of 700m and its general grade seems to improve. Moreover, the deepest holes suggest the emergence of a new promising lens. Virginia and partner Breakwater Resources Ltd. plan to spend over $20 million in 2008. It is expected this important drilling program will be carried out throughout the year, jointly with other work, including ground geophysics and prospecting as well as geological mapping.

New drill results are reported in the annexed table. All samples have been analyzed at the certified laboratory ALS Chemex in Val-d'Or.

Work is carried out by the personnel of Virginia Mines Inc, under the supervision of Mr. Paul Archer, geological engineer. Mr. Archer is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration. Mr. Archer reviewed and approved the ccontent of this press release

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $51,088,315 as of November 30, 2007, and 27,005,110 shares issued and outstanding as of February 29, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120